                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 11)*


                            IDG Books Worldwide, Inc.
                                (Name of Issuer)

                Class A Common Stock $0.0001 par value per share
                         (Title of Class of Securities)

                                   44934 10 6
                                 (CUSIP Number)

                           Edward N. Gadsby, Jr., Esq.
                             Foley, Hoag & Eliot LLP
                             One Post Office Square
                                Boston, MA 02109
                                 (617) 832-1000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13D-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   449384 10 6                                        PAGE 2 OF 9 PAGES

--------------------------------------------------------------------------------
   (1)        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              IDG Enterprises, Inc.

--------------------------------------------------------------------------------
   (2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (A) [ ]
                                                                       (B) [X]

--------------------------------------------------------------------------------
   (3)        SEC USE ONLY

--------------------------------------------------------------------------------
   (4)        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
   (5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                       [ ]

--------------------------------------------------------------------------------
   (6)        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                       (7)  SOLE VOTING POWER

                            0
   Number of          ----------------------------------------------------------
    shares             (8)  SHARED VOTING POWER
 beneficially
   owned by                 11,171,783
     each             ----------------------------------------------------------
   reporting           (9)  SOLE DISPOSITIVE POWER
    person
     with                   0
                      ----------------------------------------------------------
                      (10)  SHARED DISPOSITIVE POWER

                            11,171,783
--------------------------------------------------------------------------------
  (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              11,171,783
--------------------------------------------------------------------------------
  (12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
  (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              75.8%
--------------------------------------------------------------------------------
  (14)        TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.   449384 10 6                                        PAGE 3 OF 9 PAGES

--------------------------------------------------------------------------------
   (1)        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              IDG Holdings, Inc.

--------------------------------------------------------------------------------
   (2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (A) [ ]
                                                                         (B) [X]

--------------------------------------------------------------------------------
   (3)        SEC USE ONLY

--------------------------------------------------------------------------------
   (4)        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
   (5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(D) OR 2(E)                                         [ ]

--------------------------------------------------------------------------------
   (6)        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                      (7)  SOLE VOTING POWER

                           0
        Number of    --------------------------------------------------
         shares       (8)  SHARED VOTING POWER
      beneficially
        owned by           11,171,783
          each       --------------------------------------------------
        reporting     (9)  SOLE DISPOSITIVE POWER
         person
          with             0
                     --------------------------------------------------
                     (10)  SHARED DISPOSITIVE POWER

                           11,171,783
--------------------------------------------------------------------------------
  (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              11,171,783
--------------------------------------------------------------------------------
  (12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES*                                       [ ]

--------------------------------------------------------------------------------
  (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              75.8%
--------------------------------------------------------------------------------
  (14)        TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------
                                  SCHEDULE 13D

                                  SCHEDULE 13D

CUSIP NO.    449384 10 6                                       PAGE 4 OF 9 PAGES

--------------------------------------------------------------------------------
   (1)        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              International Data Group, Inc.

--------------------------------------------------------------------------------
   (2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)  [ ]
                                                                        (B)  [X]

--------------------------------------------------------------------------------
   (3)        SEC USE ONLY

--------------------------------------------------------------------------------
   (4)        SOURCE OF FUNDS*
              WC

--------------------------------------------------------------------------------
   (5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(D) OR 2(E)                                 [ ]

--------------------------------------------------------------------------------
   (6)        CITIZENSHIP OR PLACE OF ORGANIZATION

              Massachusetts
--------------------------------------------------------------------------------

                       (7)  SOLE VOTING POWER

                            0
    Number of        -----------------------------------------------------------
     shares            (8)  SHARED VOTING POWER
  beneficially
    owned by                11,171,783
      each           -----------------------------------------------------------
    reporting          (9)  SOLE DISPOSITIVE POWER
     person
      with                  0
                     -----------------------------------------------------------
                      (10)  SHARED DISPOSITIVE POWER

                            11,171,783
--------------------------------------------------------------------------------
  (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              11,171,783
--------------------------------------------------------------------------------
  (12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES*                                      [ ]

--------------------------------------------------------------------------------
  (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              75.8%
--------------------------------------------------------------------------------
  (14)        TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.    449384 10 6                                       PAGE 5 OF 9 PAGES

--------------------------------------------------------------------------------
   (1)        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Patrick J. McGovern

--------------------------------------------------------------------------------
   (2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (A)  [ ]
                                                                       (B)  [X]

--------------------------------------------------------------------------------
   (3)        SEC USE ONLY

--------------------------------------------------------------------------------
   (4)        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
   (5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(D) OR 2(E)                                         [ ]

--------------------------------------------------------------------------------
   (6)        CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
--------------------------------------------------------------------------------
                         (7)  SOLE VOTING POWER

                              11,171,783
      Number of         --------------------------------------------------------
       shares            (8)  SHARED VOTING POWER
    beneficially
      owned by                5,000
        each            --------------------------------------------------------
      reporting          (9)  SOLE DISPOSITIVE POWER
       person
        with                  11,171,783
                        --------------------------------------------------------
                        (10)  SHARED DISPOSITIVE POWER

                              5,000
--------------------------------------------------------------------------------
  (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              11,176,783
--------------------------------------------------------------------------------
  (12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [ ]

--------------------------------------------------------------------------------
  (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              75.9%
--------------------------------------------------------------------------------
  (14)        TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER
         NO AMENDMENT

ITEM 2.  IDENTITY AND BACKGROUND
         NO AMENDMENT

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         NO AMENDMENT

ITEM 4.  PURPOSE OF TRANSACTION

         On January 26, 2000, IDG announced in a press release that it planned to purchase up to

500,000 shares of IDG Books Worldwide, Inc. common stock, or 3.4 percent of the current outstanding shares, from time to time at prevailing market prices. IDG then stated in its press release that at current prices, IDG believed that IDG Books Worldwide, Inc. shares represented a good value, and so IDG had decided to increase its holdings.

         IDG, through its indirect wholly-owned subsidiary, Enterprises, began purchasing shares pursuant to this plan on January 27, 2000. Through August 21, 2000, IDG had purchased 442,700 shares in open market transactions. Each of these purchases and each other transaction in IDG Books Common Stock effected by the reporting persons during the sixty days preceding the date of this Schedule 13D are listed on Schedule 2 hereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The information for each reporting person contained in Items 5 through 11 of the cover pages of this statement is incorporated by reference. For all of the reporting persons other than Mr. McGovern, the total of 11,171,783 shares includes 11,148,449 shares of Class A Common Stock of IDG Books held by Enterprises, 23,334 shares of Class A Common Stock subject to options held by IDG and exercisable within 60 days from the date of this report.

         For Mr. McGovern, the total of 11,176,783 shares includes all of the shares discussed in the foregoing paragraph as well as 5,000 shares of Class A Common Stock held by Mr. McGovern's wife. Mr. McGovern disclaims beneficial ownership of these shares.

         For each reporting person other than Mr. McGovern, the total number of shares represents approximately 75.8% of the shares of IDG Books Common Stock deemed outstanding on August 1, 2000. For Mr. McGovern, the total represents approximately 75.9% of the shares deemed outstanding.

         All transactions in IDG Books Worldwide, Inc. common stock effected by the reporting persons during the sixty days preceding the date of this Schedule 13D are listed on Schedule 2 hereto.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                  WITH RESPECT TO SECURITIES OF THE ISSUER
         NO AMENDMENT

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         NO AMENDMENT

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                               August 21, 2000
                                               ---------------------------------
                                               (Date)

                                               IDG Enterprises, Inc.

                                                By:     /s/ Edward B. Bloom*
                                                   -----------------------------
                                                        Edward B. Bloom
                                                        Vice President

                                               IDG Holdings, Inc.

                                                By:     /s/ Edward B. Bloom*
                                                   -----------------------------
                                                        Edward B. Bloom
                                                        Vice President


                                               International Data Group, Inc.

                                                By:     /s/ Edward B. Bloom*
                                                   -----------------------------
                                                        Edward B. Bloom
                                                        Vice President


                                               /s/ Patrick J. McGovern*
                                               ---------------------------------
                                               Patrick McGovern


* By Edward N. Gadsby, Jr., as attorney-in-fact

                                   Schedule 2

                       Transactions in the Past Sixty Days

PURCHASES BY ENTERPRISES

    In the past sixty days, IDG Enterprises, Inc. made the following acquisitions of shares of Class A Common Stock of IDG Books Worldwide, Inc. The shares were purchased in market transactions.

Date of Purchase:     Number of Shares:     Price per share:

June 26, 2000               4,000                $8.8525

June 27, 2000               2,000                $9.0400

June 28, 2000               5,000                $9.0400

June 29, 2000               5,000                $9.0400

June 30, 2000              10,000                $8.9150

July 5, 2000                5,000                $9.0400

July 10, 2000               5,000                $8.4775

July 11, 2000               5,000                $9.0400

July 13, 2000              20,000                $9.0400

July 14, 2000              15,000                $9.0400

July 17, 2000               5,000                $9.0400

July 28, 2000              10,000                $8.0400

August 9, 2000              5,000                $8.0400

August 11, 2000             5,000                $8.3525


CONVERSION OF CLASS B SHARES

on July 5, 2000, IDG Enterprises converted 75,000 shares of Class B Common Stock into an equal number of shares of Class A Common Stock.